UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of September 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Lisbon, September 27th 2005

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US

EDP DECIDES NOT TO APPEAL AGAINST THE JUDGEMENT OF THE COURT OF FIRST INSTANCE OF THE EUROPEAN COMMUNITIES REGARDING THE ACQUISITION OF GDP

As announced on September 21, EDP – Energias de Portugal, S.A. (“EDP”) has analysed in detail the judgement of the Court of First Instance of the European Communities (“Court”) regarding the joint acquisition of GDP – Gás de Portugal, SGPS, S.A. (“GDP”) by EDP and ENI.

In accordance with the above mentioned judgement, the Court recognized that the analysis of the Portuguese gas market performed by the European Commission contained some legal errors, namely, by disregarding the derogation granted to Portugal by the Second Gas Directive in respect of the gas market liberalization.

Nevertheless, the application presented by EDP regarding the decision of the European Commission was dismissed by the Court, as a result of which a judicial precedent has been defined opposing to the project presented by EDP.

The judgement, as intended and with the required celerity, has established guidance that will certainly support the analysis of future operations with similar characteristics.

As such, and in order to avoid the uncertainty that would result from continuing, during an uncertain period of time, a legal process that has started in April 2004, EDP has decided not to appeal to the Court of Justice of the European Communities, thus considering this process closed.

INVESTOR RELATIONS DEPARTMENT
Pedro Pires, Head of IR
Gonçalo Santos
Elisabete Ferreira
Cristina Requicha
Rui Antunes
Catarina Mello
Phone +351 210012834
Fax: +351 210012899
Email: ir@edp.pt

EDP – Energias de Portugal, S.A.     Listed Company     Head Office: Praça Marquês de     Pombal, 12 1250-162 Lisboa Portugal Share Capital € 3 656 537 715     Registered with the Commercial Registry Office of Lisbon under no. 1805     Company Tax Number 500 697 256

EDP continues to understand that, in the current national and international energy sector environment, the strategic rationale for the integration of gas and electricity activities is adequate.

Therefore, EDP will proceed with the implementation of the necessary measures for an organic growth and for profiting from opportunities that arise from market consolidation movements, aiming at strengthening its electricity and gas business portfolio at an Iberian level, in accordance with the legal and regulatory frameworks.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated September 29, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ JOÃO RAMALHO TALONE
Name:	João Ramalho Talone
Title:	Chief Executive Officer